Exhibit 99.1

TEEKAY CORPORATION REPORTS

FIRST QUARTER 2016 RESULTS

Highlights

•	First quarter 2016 consolidated cash flow from vessel operations of $359.0 million, an increase of 12 percent from the same period of the prior year.

•

First quarter 2016 adjusted net loss attributable to shareholders of $6.2 million, or $0.08 per share, compared to adjusted net income attributable to shareholders of $15.7 million, or $0.22 per share, in the same period of the prior year.

•

Executing on financing initiatives to address Teekay Offshore’s 2016 and 2017 funding requirements and further strengthen Teekay Parent’s financial position, which are expected to be finalized in June 2016.

•	Declared first quarter 2016 cash dividend of $0.055 per share.

Hamilton, Bermuda, May 19, 2016 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported financial and operating results for the first quarter 2016. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company are referred to in this release as Teekay Parent. Please refer to the first quarter 2016 earnings releases of Teekay Offshore, Teekay LNG and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended
(in thousands of U.S. dollars, except per share amounts)	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)
TEEKAY CORPORATION CONSOLIDATED
Revenues	641,108	700,106	545,862
Cash Flow from Vessel Operations (CFVO) (1)	359,039	401,396	320,855
Adjusted Net (Loss) Income (1)	(6,173)	29,808	15,730
Adjusted Net (Loss) Income per share (1)	(0.08)	0.41	0.22
GAAP Net (Loss) Income	(48,784)	38,238	(9,764)
GAAP Net (Loss) Income per share	(0.67)	0.53	(0.13)
TEEKAY PARENT
Teekay Parent GPCO Cash Flow (1)	6,883	8,871	38,374
Teekay Parent OPCO Cash Flow (1)	(20,718)	58	(6,851)
Total Teekay Parent Free Cash Flow (1)	(13,835)	8,929	31,523
Total Teekay Parent Free Cash Flow per share (1)	(0.19)	0.12	0.43
Declared Dividend per share	0.055	0.055	0.31625

(1)

These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” on Page 7 and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). Please refer to Page 9 for a summary of Teekay Parent Free Cash Flow.

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Teekay Corporation         Investor Relations Tel: +1 604 844-6654         www.teekay.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“On a consolidated basis, Teekay generated higher cash flow from vessel operations in the first quarter of 2016 compared to the same period of the prior year,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “The increase in cash flow was mainly driven by various growth projects that delivered during 2015, which more than offset the lower revenue from Teekay Offshore’s Varg FPSO as the unit begins to wind down operations after almost 18 years on the Varg field. We continue to receive a strong level of customer interest in the Varg FPSO for various other offshore production opportunities in Norway.”

Mr. Evensen continued, “To bolster the Teekay Group’s financial position, we have completed or are nearing completion of a number of financing initiatives at each entity. Teekay Parent has completed a $50 million debt refinancing and has secured commitments of $262 million towards refinancing two debt facilities, and today entered into an agreement to issue $100 million in shares of common stock, $40 million of which is to be issued to two trusts established by our late founder, including Resolute Investments, Teekay Parent’s largest shareholder. Upon our anticipated completion of these initiatives, Teekay Parent will have significantly reduced its financial leverage, increased its liquidity and enhanced its ability to provide continued sponsorship of its two master limited partnerships, which we believe strengthens the entire Teekay Group.”

Mr. Evensen continued, “At our Daughter Entities, Teekay Offshore has made significant progress toward addressing its 2016 and 2017 funding needs. I am pleased to report that Teekay Offshore is also nearing completion of a number of financing initiatives, including a $200 million preferred equity offering, which upon anticipated completion of the combined initiatives, are expected to fully fund its growth capital expenditures through 2018 and address its near- and medium-term debt maturities. Executing on Teekay LNG’s robust pipeline of profitable growth projects that are scheduled to deliver in 2016 through 2020 also remains a top priority, and we continue to make significant progress on securing financing for Teekay LNG’s remaining newbuildings. Finally, earlier this year, Teekay Tankers completed a $900 million debt facility, which extends its debt maturity profile and provides financial flexibility.”

Mr. Evensen added “Looking ahead, upon our anticipated completion of the current initiatives at Teekay Parent and Teekay Offshore, the Teekay Group’s financial position will be significantly enhanced. In addition, we expect our already strong cash flow from vessel operations will continue to increase as Teekay Offshore and Teekay LNG’s robust pipelines of growth projects deliver between now and 2020.”

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Summary of Results

Teekay Corporation Consolidated

The Company’s consolidated cash flow from vessel operations (CFVO) increased to $359.0 million for the quarter ended March 31, 2016, compared to $320.9 million for the same period of the prior year, primarily due to higher cash flows from Teekay Offshore related to the charter contract commencements for the Petrojarl Knarr (Knarr) floating production, storage and offloading (FPSO) unit and the Arendal Spirit Unit for Maintenance and Safety (UMS) and the acquisition of six long-distance towing and offshore installation vessels during 2015; and higher cash flows from Teekay Tankers as a result of its acquisition of 19 modern conventional tankers during 2015, partially offset by lower spot tanker rates. These increases were partially offset by lower cash flows from Teekay Parent related to off-hire and higher repairs and maintenance costs due to the temporary loss of two mooring lines on the Banff FPSO and the lay-up of the Polar Spirit and Arctic Spirit LNG carriers.

The Company reported consolidated adjusted net loss attributable to shareholders of $6.2 million, or $0.08 per share, during the quarter ended March 31, 2016, compared to adjusted net income attributable to shareholders of $15.7 million, or $0.22 per share, for the same period of the prior year.

On a GAAP basis, the Company’s consolidated net loss was $48.8 million, or $0.67 per share, for the quarter ended March 31, 2016, compared to consolidated net loss of $9.8 million, or $0.13 per share, for the same period of the prior year.

Teekay Parent

Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s publicly-listed subsidiaries in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $6.9 million for the quarter ended March 31, 2016, compared to $38.4 million for the same period of the prior year. The distributions and dividends received from Teekay’s publicly-listed subsidiaries for the quarter ended March 31, 2016 decreased to $11.8 million, compared to $45.3 million for the same period of the prior year, primarily due to the reductions in quarterly general partner and limited partner cash distributions received from Teekay Offshore and Teekay LNG as a result of the temporary reduction in cash distributions on Teekay Offshore’s and Teekay LNG’s common units announced in December 2015, partially offset by an increase in cash dividends received from Teekay Tankers. For the first quarter of 2016, Teekay Tankers declared and paid a dividend of $0.09 per share, an increase from $0.03 per share in the same period of the prior year.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $20.7 million for the quarter ended March 31, 2016, from negative $6.9 million for the same period of the prior year. The decrease is primarily due to lower cash flows related to the sale of the Knarr FPSO to Teekay Offshore on July 1, 2015, higher off-hire due to the temporary loss of two mooring lines on the Banff FPSO during the first quarter of 2016 (total of 23 days off-hire) and the lay-up of Polar Spirit and Arctic Spirit LNG carriers.

Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO cash flows, was negative $13.8 million during the first quarter of 2016, compared to $31.5 million for the same period of the prior year. Please refer to Page 9 of this release for additional information about Teekay Parent Free Cash Flow.

On April 1, 2016, the Company declared a cash dividend on its common stock of $0.055 per share for the quarter ended March 31, 2016. The cash dividend is payable on May 19, 2016 to all shareholders of record on April 29, 2016.

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Summary Results of Daughter Entities

Teekay Offshore Partners

Teekay Offshore’s distributable cash flow(1) increased during the quarter ended March 31, 2016, compared to the same period of the prior year, primarily due to the acquisition of the Knarr FPSO unit in July 2015, the commencement of the Arendal Spirit UMS charter contract in June 2015, and the commencement of the East Coast Canada shuttle tanker contracts in June 2015. These increases were partially offset by the reduction in revenue earned on the Petrojarl Varg FPSO unit as it prepares to come off field in August 2016, the expiration of two shuttle tanker contracts in the second quarter of 2015, and the sale of two conventional tankers and one shuttle tanker during 2015. Please refer to Teekay Offshore’s first quarter 2016 earnings release for additional information on the financial results for this entity.

Teekay LNG Partners

Teekay LNG’s distributable cash flow(1) decreased during the quarter ended March 31, 2016, compared to the same period of the prior year, primarily due to lower revenues from Teekay LNG’s 52 percent-owned Malt LNG joint venture, lower revenues from two Suezmax tankers upon the charterer exercising its one-year extension options between September 2015 and January 2016, and lower capitalized distributions relating to equity financing of newbuildings as a result of the temporary reduction in cash distributions on Teekay LNG’s common units announced in December 2015. These decreases were partially offset by the Creole Spirit liquefied natural gas (LNG) carrier commencing its charter contract in late-February 2016. Please refer to Teekay LNG’s first quarter 2016 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers’ free cash flow(2) increased during the quarter ended March 31, 2016, compared to the same period of the prior year, primarily due to an increase in fleet size as a result of the acquisition of 19 modern, mid-size tankers during 2015 and the expansion of Teekay Tankers’ chartered-in tanker portfolio during 2015 and 2016, partially offset by lower spot tanker rates in the first quarter of 2016 compared to the same period in the prior year. Please refer to Teekay Tankers’ first quarter 2016 earnings release for additional information on the financial results for this entity.

(1)

Distributable cash flow (DCF) is a non-GAAP financial measure used by certain investors to measure the financial performance of Teekay Offshore, Teekay LNG and other master limited partnerships. Please see Appendix B to each of Teekay Offshore’s and Teekay LNG’s first quarter 2016 earnings releases for reconciliations of Teekay Offshore’s and Teekay LNG’s distributable cash flows (a non-GAAP financial measure) to the most directly comparable financial measures under GAAP.

(2)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items. Please see Appendix B to Teekay Tankers’ first quarter 2016 earnings release for a reconciliation of free cash flow (a non-GAAP financial measure) to the most directly comparable financial measure under GAAP.

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Summary of Recent Events

Teekay Parent

In addition to financing initiatives currently underway at Teekay Offshore (see details below), Teekay Parent is executing on various initiatives directly to increase its financial strength and flexibility. The main Teekay Parent financing initiatives include:

•

refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, between $112.5 million and $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit very large crude carrier (VLCC);

•	selling Teekay Parent’s 50 percent interest in three Infield Support Vessel Tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•	issuing $100 million of common shares.

Completion of each of these initiatives is subject to, and conditioned upon, completion of each of the other initiatives described above, as well as the financing initiatives being undertaken by Teekay Offshore described below.

In May 2016, Teekay Parent completed the $50 million refinancing of an existing debt facility relating to the Shoshone Spirit VLCC and entered into an agreement to issue $100 million of common shares at a price of $8.32 per common share. Teekay Parent expects to complete all these initiatives before June 30, 2016.

Teekay Offshore

Since early 2016, Teekay Offshore has been executing on a series of financing initiatives intended to fund its unfunded capital expenditures and upcoming debt maturities. The main Teekay Offshore financing initiatives include:

•

obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing NOK senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending beyond 2018 the maturity date of $200 million of existing intercompany loans made by Teekay Corporation to Teekay Offshore;

•	issuing $200 million of preferred equity; and

•	deferring the delivery of the two remaining UMS newbuildings.

Completion of each of these initiatives is subject to, and conditioned upon, completion of each of the other initiatives described above, as well as the financing initiatives being undertaken by Teekay Parent described above.

In April 2016, Teekay Offshore completed the new $35 million tranche on an existing debt facility secured by two shuttle tankers. As of May 18, 2016, Teekay Offshore has received lender commitments for the other bank financing initiatives, received a majority of lender commitments for the Varg FPSO refinancing, received commitments from a majority of the NOK bondholders to extend the bond maturities (only 66.7% of the votes are required to approve the proposal), extended the $200 million Teekay Corporation intercompany loan maturity, is in discussions to defer the delivery of the two remaining UMS newbuildings, and is in advanced discussions relating to the preferred equity financing. Teekay Offshore expects to complete all these initiatives before June 30, 2016.

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On April 21, 2016, during the process of lifting the gangway connecting the Arendal Spirit UMS to an FPSO unit in a period of heavy waves, the gangway of the Arendal Spirit suffered extensive damage, resulting in the UMS being declared off-hire by its charterer, Petrobras. Teekay Offshore is arranging to replace this gangway with the gangway from the second UMS newbuilding, which is currently in the process of being transported from the shipyard in China to Brazil. Teekay Offshore anticipates having the new gangway installed on the Arendal Spirit by mid-June, at which point the unit is expected to recommence full operations.

In March 2016, Teekay Offshore completed the sale of two conventional tankers, the Kilimanjaro Spirit and Fuji Spirit, to a third party for aggregate sales proceeds of approximately $50 million. After repaying existing debt secured by these vessels, this transaction added approximately $30 million to Teekay Offshore’s liquidity position. Related to the sale of these vessels, Teekay Offshore has arranged to charter back both vessels for a period of three-years with an additional one-year extension option at $23,000 per day and $22,750 per day, respectively. One vessel has been fixed on a two-year time charter-out contract at $25,000 per day and the other vessel is currently trading in the spot conventional tanker market.

In January 2016, Teekay Offshore completed the sale of one shuttle tanker, the Navion Torinita, to a third party for aggregate sale proceeds of approximately $5 million.

Teekay LNG

In late-February 2016, Teekay LNG’s first M-type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuilding, Creole Spirit, commenced its five-year fee-based charter contract with Cheniere Energy. Teekay LNG’s second MEGI LNG carrier newbuilding, Oak Spirit, has commenced sea trials and is on schedule to begin its five-year fee-based contract with Cheniere Energy in the third quarter of 2016. Each vessel is expected to earn annual CFVO and DCF of approximately $50 million and $30 million, respectively. In early-February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility, which will be used to finance both vessels.

During February and March 2016, Centrofin, the charterer of the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its options under the charter contract to purchase both vessels for a total purchase price of approximately $94 million. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016 and Teekay LNG used substantially all of the proceeds from these sales to repay existing term loans associated with these vessels.

In July 2014, Teekay LNG, through a 50/50 joint venture with China LNG Shipping (Holdings) Limited (China LNG), finalized agreements to provide six internationally-flagged Ice-Class LNG carriers for the Yamal LNG Project in Northern Russia. The joint venture’s vessels, which are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020, will operate under time-charter contracts until December 31, 2045, plus extension options. In April 2016, Yamal LNG announced it had secured approximately $16.2 billion equivalent in long-term external plant financing for the Yamal LNG Project from Chinese and Russian sources. Yamal LNG has announced that these loan facilities, combined with previous financing provided by the National Welfare Fund is the full external funding required for the Yamal LNG Project. As of March 31, 2016, the Yamal LNG Project is reported to be 51 percent complete, with the first LNG train being over 65 percent complete.

The Teekay LNG/China LNG joint venture is currently in discussions with lenders on the financing of its Ice-Class LNG carrier newbuildings.

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Liquidity

As at March 31, 2016, Teekay Parent had total liquidity of $147.6 million (consisting of $139.9 million of cash and cash equivalents and $7.7 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $851.4 million (consisting of $658.2 million of cash and cash equivalents and $193.2 million of undrawn revolving credit facilities).

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net Income Attributable to Shareholders, Teekay Parent Free Cash Flow, and Net Interest Expense, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.

Teekay Parent Financial Measures

Teekay Parent Free Cash Flow represents the sum of (a) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and drydock expenditures in the respective period (collectively, Teekay Parent OPCO Cash Flow). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Page 9 and Appendices B, C and D of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Consolidated Financial Measures

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices C and D of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Adjusted net income attributable to shareholders excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

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Availability of 2015 Annual Report

The Company filed its 2015 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 26, 2016. Copies of this report are available on Teekay Corporation’s website, under “Investors – Teekay Corporation – Financials & Presentations”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Corporation’s Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 19, 2016 at 1:30 p.m. (ET) to discuss its results for the first quarter 2016. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9573 or (416) 204-9498, if outside North America, and quoting conference ID code 2764696.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, June 2, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2764696.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 7,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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Teekay Parent Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	September 30, 2015 (unaudited)	June 30, 2015 (unaudited)	March 31, 2015 (unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions to Teekay Parent (1)
Limited Partner interests (2)
Teekay LNG	3,529	3,529	17,646	17,646	17,646
Teekay Offshore	4,203	4,203	21,399	12,819	12,819
GP interests
Teekay LNG	227	227	8,761	8,684	8,653
Teekay Offshore	240	240	8,407	5,264	5,264
Other Dividends
Teekay Tankers (2)(3)	3,635	4,846	1,212	881	881

Total Daughter Entity Distributions	11,834	13,045	57,425	45,294	45,263
Less:
Corporate general and administrative expenses	(4,951)	(4,174)	(3,628)	(4,139)	(6,889)

Total Parent GPCO Cash Flow	6,883	8,871	53,797	41,155	38,374

TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations (4)
Owned Conventional Tankers	3,365	2,418	2,422	4,628	4,291
In-Chartered Conventional Tankers(5)	(3,600)	(561)	(1,385)	(1,501)	(2,476)
FPSOs	(3,472)	15,373	(4,071)	31,698	7,487
Other (6)(7)	(2,274)	3,605	22,765	2,326	1,381

Total (8)	(5,981)	20,835	19,731	37,151	10,683
Less:
Net interest expense (9)	(14,737)	(15,708)	(13,656)	(28,635)	(17,534)
Dry docking expenditures	—	(5,069)	(46)	(208)	—

Teekay Parent OPCO Cash Flow	(20,718)	58	6,029	8,308	(6,851)

TOTAL TEEKAY PARENT FREE CASH FLOW	(13,835)	8,929	59,826	49,463	31,523

Total Teekay Parent Free Cash Flow per share	(0.19)	0.12	0.82	0.68	0.43

Declared dividend per share	0.055	0.055	0.55	0.55	0.31625

Coverage Ratio (10)	N/A	2.18x	1.49x	1.24x	1.36x

Weighted-average number of common shares - Basic	72,742,426	72,708,463	72,706,285	72,697,121	72,549,068

(1)	Daughter dividends and distributions for each quarter consist of the amount of dividends and distributions received by Teekay Parent in the following quarter.
(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

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	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	September 30, 2015 (unaudited)	June 30, 2015 (unaudited)	March 31, 2015 (unaudited)
Teekay LNG
Distribution per common unit	$0.1400	$0.1400	$0.7000	$0.7000	$0.7000
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$3,529,158	$3,529,158	$17,645,792	$17,645,792	$17,645,792

Teekay Offshore
Distribution per common unit	$0.1100	$0.1100	$0.5600	$0.5384	$0.5384
Common units owned by Teekay Parent	38,211,772	38,211,772	38,211,772	23,809,468	23,809,468

Total distribution	$4,203,295	$4,203,295	$21,398,592	$12,819,018	$12,819,018

Teekay Tankers
Dividend per share	$0.09	$0.12	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (3)	40,387,231	40,387,231	40,387,231	29,364,141	29,364,141

Total dividend	$3,634,851	$4,846,468	$1,211,617	$880,924	$880,924

(3)

Includes Class A and Class B shareholdings. Teekay Tankers’ implemented a new dividend policy in December 2015, whereby Teekay Tankers intends to pay out 30 to 50 percent of its quarterly adjusted net income.

(4)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.
(5)

Includes an early termination fee paid to Teekay Offshore of $4.0 million for the three months ended March 31, 2016 in connection with the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(6)

Includes $1.5 million, $1.6 million, $0.7 million and $1.0 million for the three months ended March 31, 2016, December 31, 2015, September 30, 2015 and June 30, 2015, respectively, relating to 50 percent of the CFVO from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations). Teekay Tankers owns the remaining 50 percent of Tanker Operations.

(7)

Includes $1.6 million and $3.2 million of fees earned from managing vessel transactions for Tanker Investment Ltd. (TIL) for the three months ended March 31, 2016 and September 30, 2015, respectively, and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015.

(8)	Excludes corporate general and administrative expenses relating to GPCO.
(9)

Excludes realized losses on an interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015 of $3.3 million for the three months ended March 31, 2015. Please see Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(10)	Coverage ratio is calculated by dividing the Teekay Parent free cash flow per share by the declared dividend per share.

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Teekay Corporation

Summary Consolidated Statements of (Loss) Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)
Revenues (1)	641,108	700,106	545,862

Voyage expenses	(31,590)	(36,292)	(25,670)
Vessel operating expenses	(215,861)	(244,810)	(184,203)
Time-charter hire expense	(39,603)	(40,267)	(24,927)
Depreciation and amortization	(144,157)	(137,785)	(112,704)
General and administrative expenses	(32,967)	(32,478)	(37,954)
Asset impairments (2)	—	(55,645)	(15,496)
(Loss) gain on sale of vessels and equipment	(27,619)	(177)	1,643
Restructuring charges (1)	(13,986)	(1,639)	(9,126)

Income from vessel operations	135,325	151,013	137,425

Interest expense	(72,203)	(66,285)	(51,346)
Interest income	1,322	1,098	1,530
Realized and unrealized (loss) gain on derivative instruments (3)	(107,621)	27,101	(83,386)
Equity income (4)	15,417	27,226	20,749
Income tax (expense) recovery	(1,076)	18,974	995
Foreign exchange (loss) gain	(10,514)	2,117	17,510
Other - net	150	1,744	375

Net (loss) income	(39,200)	162,988	43,852
Less: Net income attributable to non-controlling interests	(9,584)	(124,750)	(53,616)

Net (loss) income attributable to shareholders of Teekay Corporation	(48,784)	38,238	(9,764)

(Loss) income per common share of Teekay
- Basic	($0.67)	$0.53	($0.13)
- Diluted	($0.67)	$0.52	($0.13)

Weighted-average number of common shares outstanding
- Basic	72,742,426	72,708,463	72,549,068
- Diluted	72,742,426	72,886,260	72,549,068

(1)

The restructuring charges for the three months ended March 31, 2016 relate to the closure of an office and seafarers severance amounts related to a tug business in Western Australia, which was recovered from the customer. The recovery is included in revenues for the three months ended March 31, 2016.

(2)

The Company recognized asset impairments of $55.6 million for the three months ended December 31, 2015 relating to the write-downs of two 2000s-built conventional tankers and five 1990s-built shuttle tankers owned by Teekay Offshore to their estimated fair values, using appraised values. The write-down of the two conventional tankers was the result of the expected sale of the vessels and the vessels were classified as held for sale on Teekay Offshore’s consolidated balance sheet as at December 31, 2015. The write-down of the five shuttle tankers, which have an average age of 17.5 years, was the result of changes in Teekay Offshore’s expectations of their future opportunities, primarily due to their advanced age. The Company recognized asset impairments of $15.5 million for the three months ended March 31, 2015 related to the impairment of two shuttle tankers owned by Teekay Offshore. The impairment for the shuttle tankers was the result of a change in the operating plan for one shuttle tanker and the expected sale of the other shuttle tanker.

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(3)

Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)
Realized losses relating to:
Interest rate swaps	(23,180)	(26,084)	(27,889)
Termination of interest rate swap agreements	(8,140)	—	—
Foreign currency forward contracts	(4,996)	(5,697)	(5,428)

	(36,316)	(31,781)	(33,317)

Unrealized (losses) gains relating to:
Interest rate swaps	(81,054)	58,079	(43,660)
Foreign currency forward contracts	13,971	1,317	(6,329)
Stock purchase warrants	(4,222)	(514)	(80)

	(71,305)	58,882	(50,069)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(107,621)	27,101	(83,386)

(4)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)
Equity income	15,417	27,226	20,749
Proportionate share of unrealized losses (gains) on derivative instruments	3,465	(6,465)	2,422
Other(i)	552	2,537	4,788

Equity income adjusted for items in Appendix A	19,434	23,298	27,959

(i)

Includes Teekay Parent’s share of unrealized foreign exchange loss in Sevan Marine ASA for the three months ended March 31, 2016. Includes (a) loss on sale of an LPG carrier owned by Teekay LNG’s Exmar LPG BVBA joint venture, (b) Teekay Parent’s share of unrealized foreign exchange loss in Sevan Marine ASA and (c) severance costs in the Gemini Tankers LLC joint venture for the three months ended December 31, 2015. Includes derecognition of deferred tax asset and unrealized foreign exchange losses in Sevan Marine ASA for the three months ended March 31, 2015.

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Teekay Corporation

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at March 31, 2016 (unaudited)	As at December 31, 2015 (unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	139,888	221,021
Cash and cash equivalents - Teekay LNG	114,145	102,481
Cash and cash equivalents - Teekay Offshore	335,751	258,473
Cash and cash equivalents - Teekay Tankers	68,374	96,417
Other current assets	553,758	497,362
Restricted cash – Teekay Parent	4,234	3,528
Restricted cash – Teekay LNG	106,190	111,519
Restricted cash – Teekay Offshore	22,700	60,520
Restricted cash - Teekay Tankers	1,000	870
Assets held for sale	—	55,450
Vessels and equipment - Teekay Parent	730,503	748,963
Vessels and equipment - Teekay LNG	1,737,095	1,683,292
Vessels and equipment - Teekay Offshore	4,250,285	4,348,535
Vessels and equipment - Teekay Tankers	1,746,180	1,767,925
Advances on newbuilding contracts and conversion costs	836,756	817,878
Derivative assets	10,726	17,924
Investment in equity accounted investees	906,588	905,159
Investment in direct financing leases	674,896	684,129
Other assets	387,769	399,322
Intangible assets	99,766	111,909
Goodwill	176,630	168,571

Total assets	12,903,234	13,061,248

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	443,554	476,490
Current portion of long-term debt - Teekay Parent	233,462	249,791
Current portion of long-term debt - Teekay LNG	199,575	201,743
Current portion of long-term debt - Teekay Offshore	615,803	485,069
Current portion of long-term debt - Teekay Tankers	158,346	174,047
Long-term debt - Teekay Parent	605,076	606,607
Long-term debt - Teekay LNG	2,019,645	1,856,593
Long-term debt - Teekay Offshore	2,675,444	2,878,805
Long-term debt - Teekay Tankers	930,077	990,558
Derivative liabilities	681,437	681,623
In-process revenue contracts	143,133	150,799
Other long-term liabilities	329,515	352,378
Redeemable non-controlling interest	254,631	255,671
Equity: Non-controlling interests	2,751,911	2,782,049
Shareholders of Teekay	861,625	919,025

Total liabilities and equity	12,903,234	13,061,248

Net Debt - Teekay Parent(1)	694,416	631,849
Net Debt - Teekay LNG(1)	1,998,885	1,844,336
Net Debt - Teekay Offshore(1)	2,932,796	3,044,881
Net Debt - Teekay Tankers(1)	1,019,049	1,067,318

(1)	Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

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Teekay Corporation

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2016 (unaudited)	March 31, 2015 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	147,395	181,668

FINANCING ACTIVITIES
Net proceeds from long-term debt	901,348	786,048
Prepayments of long-term debt	(931,698)	(215,199)
Scheduled repayments of long-term debt	(208,096)	(109,337)
Decrease (increase) in restricted cash	44,278	(4,452)
Net proceeds from equity issuances of subsidiaries	—	20,280
Distribution from subsidiaries to non-controlling interests	(26,038)	(82,136)
Cash dividends paid	(3,997)	(22,926)
Other	(6,681)	(1,222)

Net financing cash flow	(230,884)	371,056

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(178,480)	(665,091)
Proceeds from sale of vessels and equipment	55,270	8,918
Proceeds from sale-lease back of a vessel	179,434	—
Investment in equity accounted investments	(1,805)	(7,005)
(Advances to) repayments from equity accounted investees	(396)	15,916
Increase in restricted cash	—	(34,082)
Direct financing lease payments received	9,232	2,527
Other	—	3,700

Net investing cash flow	63,255	(675,117)

Decrease in cash and cash equivalents	(20,234)	(122,393)
Cash and cash equivalents, beginning of the period	678,392	806,904

Cash and cash equivalents, end of the period	658,158	684,511

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Teekay Corporation

Appendix A – Specific Items Affecting Net (Loss) Income

(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31, 2016 (unaudited)		December 31, 2015 (unaudited)		March 31, 2015 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income – GAAP basis	(39,200)		162,988		43,852
Adjust for: Net income attributable to non-controlling interests	(9,584)		(124,750)		(53,616)

Net (loss) income attributable to shareholders of Teekay	(48,784)	(0.67)	38,238	0.53	(9,764)	(0.13)

Add (subtract) specific items affecting net income:
Unrealized losses (gains) from derivative instruments (2)	76,346	1.05	(65,356)	(0.90)	52,491	0.72
Foreign exchange losses (gains)(3)	5,575	0.08	(7,533)	(0.10)	(21,673)	(0.30)
Net loss (gain) on sale of vessels(4)	27,390	0.38	1,415	0.02	(1,643)	(0.02)
Asset impairments(5)	—	—	55,645	0.76	15,496	0.21
Restructuring charges, net of recovery(6)	271	—	1,148	0.02	3,802	0.05
Impact of lease termination (7)	—	—	1,450	0.02	—	—
Pre-operational costs (8)	3,603	0.05	2,138	0.03	4,158	0.06
Adjustment to deferred taxes(9)	—	—	(18,633)	(0.26)	—	—
Other(10)	13,133	0.18	1,578	0.02	4,788	0.07
Non-controlling interests’ share of items above(11)	(83,707)	(1.15)	19,718	0.27	(31,925)	(0.44)

Total adjustments	42,611	0.59	(8,430)	(0.12)	25,494	0.35

Adjusted net (loss) income attributable to shareholders of Teekay	(6,173)	(0.08)	29,808	0.41	15,730	0.22

(1)	Basic per share amounts.
(2)

Reflects the unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)

Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized losses (gains) on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Includes the loss on the sale of the Hamilton Spirit and Bermuda Spirit for the three months ended March 31, 2016, the Company’s share of the loss on sale of an LPG carrier for the three months ended December 31, 2015, and net gain on sale of a shuttle tanker for the three months ended March 31, 2015.

(5)	Please refer to footnote (1) of the summary consolidated statements of (loss) income about the asset impairments for the three months ended December 31, 2015 and March 31, 2015.
(6)

Restructuring charges for the three months ended March 31, 2016 and December 31, 2015 primarily relate to crew redundancy costs. For the three months ended March 31, 2016, restructuring charges of $13.7 million relating to the closure of an office and seafarers severance amounts relating to a tug business in Western Australia are excluded from Appendix A as the costs were recovered from the customer and included in revenues on the consolidated statements of (loss) income. Restructuring charges for the three months ended March 31, 2015 primarily related to the reorganization of the Company’s marine operations and corporate shared services.

(7)	Relates to the capital lease termination for RasGas II LNG Carriers for the three months ended December 31, 2015.
(8)

Includes costs associated with the delivery deferral of the Stavanger Spirit UMS and currency forward contracts and interest rate swaps related to projects during their pre-operational phases for the three months ended March 31, 2016, December 31, 2015 and March 31, 2015.

(9)

Adjustment to deferred taxes primarily relates to a decrease in the valuation allowance related to certain Norwegian entities and an increase in deferred income tax asset for one of Teekay Offshore’s Norwegian tax structures for the three months ended December 31, 2015.

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(10)

Other for the three months ended March 31, 2016 primarily relates to depreciation expense as a result of the change in the useful life estimate of the shuttle component of Teekay Offshore’s shuttle tankers from 25 years to 20 years effective January 1, 2016, loss on the termination of an interest rate swap and Teekay Parent’s share of unrealized foreign exchange losses in Sevan Marine ASA. Other for the three months ended December 31, 2015 primarily relates to Teekay Parent’s share of unrealized foreign exchange losses in Sevan Marine ASA and severance costs in the Gemini Tankers LLC joint venture. Other for the three months ended March 31, 2015 primarily relates to derecognition of deferred tax asset and unrealized foreign exchange losses in Sevan Marine ASA.

(11)

The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount.

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Teekay Corporation

Appendix B - Supplemental Financial Information

Summary Statement of (Loss) Income for the Three Months Ended

March 31, 2016

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments (1)	Total
Revenues	306,708	95,771	164,950	97,726	(24,047)	641,108

Voyage expenses	(18,344)	(457)	(12,823)	(880)	914	(31,590)
Vessel operating expenses	(95,172)	(21,853)	(45,073)	(53,763)	—	(215,861)
Time-charter hire expense	(15,322)	—	(20,716)	(30,225)	26,660	(39,603)
Depreciation and amortization	(74,922)	(23,611)	(27,067)	(18,557)	—	(144,157)
General and administrative expenses	(14,469)	(5,428)	(5,433)	(7,097)	(540)	(32,967)
Loss on sale of vessels and equipment	(180)	(27,439)	—	—	—	(27,619)
Restructuring charges	—	—	—	(13,986)	—	(13,986)

Income (loss) from vessel operations	88,299	16,983	53,838	(26,782)	2,987	135,325

Interest expense	(36,026)	(13,997)	(8,271)	(17,995)	4,086	(72,203)
Interest income	404	602	26	4,376	(4,086)	1,322
Realized and unrealized loss on derivative instruments	(60,490)	(38,089)	(7,781)	(1,261)	—	(107,621)
Equity income (loss)	5,283	9,498	3,814	(193)	(2,985)	15,417
Equity in earnings of subsidiaries (2)	—	—	—	(8,089)	8,089	—
Income tax recovery (expense)	2,836	(261)	(2,476)	(1,175)	—	(1,076)
Foreign exchange (loss) gain	(2,838)	(10,118)	(163)	2,696	(91)	(10,514)
Other - net	9	419	(7)	(361)	90	150

Net (loss) income	(2,523)	(34,963)	38,980	(48,784)	8,090	(39,200)
Less: Net income attributable to non-controlling interests (3)	(1,888)	(2,175)	—	—	(5,521)	(9,584)

Net (loss) income attributable to shareholders/unitholders of publicly-listed entities	(4,411)	(37,138)	38,980	(48,784)	2,569	(48,784)

(1)

Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Tanker Operations.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

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Teekay Corporation

Appendix C – Supplemental Financial Information

Teekay Parent Summary Operating Results

For the Three Months Ended March 31, 2016

(in thousands of U.S. dollars)

(unaudited)

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Corporate G&A	Teekay Parent Total
Revenues	4,452	9,598	55,206	28,470	—	97,726

Voyage expenses	(95)	(3)	(9)	(773)	—	(880)
Vessel operating expenses	(952)	(1,464)	(44,848)	(6,499)	—	(53,763)
Time-charter hire expense(2)	—	(11,502)	(6,433)	(12,290)	—	(30,225)
Depreciation and amortization	(870)	—	(17,798)	111	—	(18,557)
General and administrative expenses	(40)	(229)	(3,547)	1,670	(4,951)	(7,097)
Restructuring charges	—	—	(271)	(13,715)	—	(13,986)

Income (loss) from vessel operations	2,495	(3,600)	(17,700)	(3,026)	(4,951)	(26,782)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	2,495	(3,600)	(17,700)	(3,026)	(4,951)	(26,782)
Depreciation and amortization	870	—	17,798	(111)	—	18,557
Amortization of in-process revenue contracts and other	—	—	(1,483)	(630)	—	(2,113)
Realized losses from the settlements of non-designated derivative instruments	—	—	(2,087)	—	—	(2,087)

CFVO - Consolidated(3)	3,365	(3,600)	(3,472)	(3,767)	(4,951)	(12,425)
CFVO - Equity Investments(4)	2,389	—	(481)	1,417	—	3,325

CFVO - Total	5,754	(3,600)	(3,953)	(2,350)	(4,951)	(9,100)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
(2)

The In-Chartered Conventional Tankers segment includes an early termination fee paid to Teekay Offshore of $4.0 million in connection with the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(3)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2016, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $11.8 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Teekay Parent’s free cash flow summary on Page 9 of this release for further details.

(4)	Please see Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Consolidated

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)

Income from vessel operations	135,325	151,013	137,425
Depreciation and amortization	144,157	137,785	112,704
Amortization of in process revenue contracts and other	(6,367)	(6,488)	(6,391)
Realized losses from the settlements of non-designated derivative instruments	(4,851)	(5,295)	(4,870)
Loss on sale of vessels and equipment	27,619	177	—
Asset impairments	—	55,645	13,853
Cash flow from time-charter contracts (1), net of revenue accounted for as direct finance leases	7,299	6,586	5,547

CFVO - Consolidated	303,182	339,423	258,268
CFVO - Equity Investments (see Appendix D)	55,857	61,973	62,587

CFVO - Total	359,039	401,396	320,855

(1)

Teekay LNG’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG’s statements of (loss) income and comprehensive (loss) income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, during the three months ended March 31, 2016, the charterer of these two Suezmax tankers exercised its options permitted under the charter contract to purchase both vessels and as a result, the charter contracts have been reclassified as sales-type leases. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Equity Accounted Vessels

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2016 (unaudited)		December 31, 2015 (unaudited)		March 31, 2015 (unaudited)
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)	At 100%	Company’s Portion(3)
Revenues	237,646	95,492	270,717	105,188	263,322	109,287
Vessel and other operating expenses	(96,681)	(38,351)	(108,285)	(41,579)	(110,981)	(47,848)
Depreciation and amortization	(39,140)	(16,878)	(48,511)	(20,547)	(36,572)	(16,207)
Gain (loss) on sale of vessels	1,228	234	(2,455)	(1,228)	—	—

Income from vessel operations of equity accounted vessels	103,053	40,497	111,466	41,834	115,769	45,232
Interest expense	(27,580)	(11,395)	(29,199)	(11,932)	(28,591)	(12,205)
Realized and unrealized (loss) gain on derivative instruments	(21,379)	(7,179)	3,329	597	(19,784)	(6,997)
Other - net	(7,878)	(3,697)	(394)	(243)	(10,541)	(4,748)

Net income of equity accounted vessels	46,216	18,226	85,202	30,256	56,853	21,282
Pro forma equity income from Tanker Operations	—	(2,809)	—	(3,030)	—	(533)

Equity income of equity accounted vessels	46,216	15,417	85,202	27,226	56,853	20,749

Income from vessel operations of equity accounted vessels	103,053	40,497	111,466	41,834	115,769	45,232
Depreciation and amortization	39,140	16,878	48,511	20,547	36,572	16,207
(Gain) loss on sale of vessels	(1,228)	(234)	2,455	1,228	—	—
Cash flow from time-charter contracts, net of revenue accounted for as direct finance lease	8,786	3,186	8,631	3,135	8,584	3,134
Amortization of in-process revenue contracts and other	(2,899)	(1,483)	(3,176)	(1,623)	(3,959)	(2,013)

Cash flow from vessel operations of equity accounted vessels(4)	146,852	58,844	167,887	65,121	156,966	62,560
Pro forma CFVO from Tanker Operations(5)	—	(2,987)	—	(3,148)	—	27

Cash flow from vessel operations of equity accounted vessels(4)	146,852	55,857	167,887	61,973	156,966	62,587

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 19 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 18 percent to 52 percent.
(3)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.
(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.
(5)

Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations as Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations – Teekay Parent

(in thousands of U.S. dollars)

	Three Months Ended December 31, 2015 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	1,705	(561)	(71)	(1,042)	(4,174)	(4,143)
Depreciation and amortization	713	—	17,768	(113)	—	18,368
Loss on sale of vessels and equipment	—	—	948	—	—	948
Amortization of in-process revenue contracts and other	—	—	(1,483)	3,186	—	1,703
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,789)	—	—	(1,789)

Cash flow from vessel operations - Teekay Parent	2,418	(561)	15,373	2,031	(4,174)	15,087

	Three Months Ended September 30, 2015 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	1,709	(1,385)	(18,012)	22,567	(3,628)	1,251
Depreciation and amortization	713	—	17,610	(210)	—	18,113
Amortization of in-process revenue contracts and other	—	—	(1,483)	(326)	—	(1,809)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(2,186)	—	—	(2,186)

Cash flow from vessel operations - Teekay Parent	2,422	(1,385)	(4,071)	22,031	(3,628)	15,369

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	Three Months Ended June 30, 2015 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	3,915	(1,501)	8,677	1,480	(4,139)	8,432
Depreciation and amortization	713	—	35,298	(112)	—	35,899
Amortization of in-process revenue contracts and other	—	—	(10,619)	—	—	(10,619)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(1,658)	—	—	(1,658)

Cash flow from vessel operations - Teekay Parent	4,628	(1,501)	31,698	1,368	(4,139)	32,054

	Three Months Ended March 31, 2015 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total

Teekay Parent income (loss) from vessel operations	3,578	(2,476)	(8,139)	937	(6,889)	(12,989)
Depreciation and amortization	713	—	21,259	(113)	—	21,859
Amortization of in-process revenue contracts and other	—	—	(3,457)	570	—	(2,887)
Realized losses from the settlements of non-designated foreign currency derivative instruments	—	—	(2,176)	—	—	(2,176)

Cash flow from vessel operations - Teekay Parent	4,291	(2,476)	(7,487)	1,394	(6,889)	3,807

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Teekay Corporation

Appendix D – Reconciliation of Non-GAAP Financial Measures

Net Interest Expense – Teekay Parent

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	September 30, 2015 (unaudited)	June 30, 2015 (unaudited)	March 31, 2015 (unaudited)
Interest expense	(72,203)	(66,285)	(62,450)	(62,388)	(51,346)
Interest income	1,322	1,098	2,161	1,199	1,530

Interest expense net of interest income - consolidated	(70,881)	(65,187)	(60,289)	(61,189)	(49,816)
Less:
Non-Teekay Parent interest expense net of interest income	(57,262)	(50,688)	(47,925)	(38,215)	(34,753)

Interest expense net of interest income - Teekay Parent	(13,619)	(14,499)	(12,364)	(22,974)	(15,063)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(1,118)	(1,209)	(1,292)	(5,661)	(2,471)

Net interest expense - Teekay Parent	(14,737)	(15,708)	(13,656)	(28,635)	(17,534)

(1)

Realized losses on interest rate swaps exclude realized losses of $3.3 million for the three months ended March 31, 2015 on the interest rate swap related to the debt facility secured by the Knarr FPSO.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of Teekay Parent’s financing initiatives and their impact on Teekay Parent’s financial position, including, among other things, plans to refinance existing debt, sell Teekay Parent’s interest in three Infield Support Vessel Tugs and issue equity securities; the timing and completion of financing initiatives to address Teekay Offshore’s medium-term funding needs and their impact on Teekay Offshore’s financial position, including, among other things, plans to refinance and access additional debt, extend the maturities to late-2018 for two NOK senior unsecured bonds, issue equity securities and defer deliveries of two units for maintenance and safety (UMS); the impact of the long-term plant financing for the Yamal LNG Project on the financing of Teekay LNG’s ARC7 Ice-Class LNG carrier newbuildings; the impact on Teekay Tankers’ debt maturity profile and financial flexibility as a result of the $900 million long-term debt facility; the sale of the Hamilton Spirit; the impact of growth projects on Teekay Group’s future cash flow from vessel operations; the replacement of the Arendal Spirit UMS gangway and timing of recommencing operations; and the interest of current and potential customers in chartering the Varg FPSO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: Teekay Parent’s ability to complete its financing initiatives; Teekay Offshore’s ability to complete its financing initiatives, including delivery deferrals for the UMS newbuildings to address Teekay Offshore’s medium-term funding needs, including financing for existing growth projects; failure of lenders, bondholders, investors or other third parties to approve or agree to the proposed terms of the financing initiatives of Teekay Parent and Teekay Offshore; failure to achieve or the delay in achieving expected benefits of such financing initiatives; changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; potential delays related to the Arendal Spirit UMS recommencing operations; failure by Teekay Offshore to secure a new charter contract for the Varg FPSO; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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